Mail Stop 3561

September 15, 2005

Stephen A. Bogiages, Esq.
RCN Corporation
Senior Vice President, General Counsel and Corporate Secretary
196 Van Buren Street
Herndon, VA 20170

Re: 	RCN Corporation
Amendment No. 1 to Form S-1
Filed September 2, 2005
File No. 333-126885

Dear Mr. Bogiages:

      We have reviewed your amended registration statement and your response letter dated September 2, 2005, with respect to the appropriateness of registering resales of certain shares of common stock held in a claims reserve and the appropriateness of registering issuance of exercise of common stock that would be issuable on distribution of certain warrants, and we have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Amendment No. 1 to Form S-1

1. Please update the disclosure in your registration statement to speak as of the most recent practicable date. For example, your Form
S-1 disclosure at page 50 indicates that your disclosure controls
and
procedures were not effective at December 31, 2004.  However, page
49
of your Form 10-Q for the quarter ended June 30, 2005, filed
August
9, 2005, indicates that your disclosure controls and procedures were still not effective as of June 30, 2005. Please update the S-1 to clarify, if true, that your disclosure controls and procedures have been ineffective on a continuous basis at least from December 31, 2004, through June 30, 2005.

Common Stock held in Claims Reserve

2. We have reviewed your response to prior comment 1 and we believe that it is inappropriate to register for resale any shares not yet distributed to the claim holders from the claims reserve by the time of effectiveness of the registration statement. Please revise to remove these shares from the registration statement.

Exhibit 5.1

3. Counsel`s opinion makes several assumptions that appear to be inappropriate because counsel is in a better position than investors to verify the facts underlying these assumptions or, in the case of the second full paragraph on the page 2 of the opinion, the assumptions are overly broad. See:

* the assumptions numbered (iv), (v), (vi) and (vii) on page 2;
and
* the assumptions regarding choice of New York law in the second full paragraph on page 2.

Please have counsel revise to remove these assumptions or advise us in your response letter why they are appropriate.

4. Similarly, we note counsel`s statement in the last paragraph of the opinion that they "express no opinion as to the law of any jurisdiction other than the law of the States of New York and California, the federal laws of the United States of America and the
General Corporation Law of the State of Delaware." This qualification appears to be an inappropriate limitation on counsel`s opinion that the debt obligations and guarantees are legally binding obligations of the registrants and that the equity securities are duly authorized, legally issued, fully paid and non-assessable. Counsel`s assumptions numbered (iv), (v) and (vi) and in the second full paragraph on page 2 seem similarly inappropriate. Please have counsel revise to remove these qualifications or advise us in your response letter why they are appropriate.

5. We also note that counsel refers to and limits the opinion to
"the
General Corporation Law of the State of Delaware."  Please confirm to
us in your response letter that counsel concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Section VIII.A.14 of Division of Corporation Finance, Current Issues and Rulemaking Projects (November 14,
2000)
which is available on our web site at
http://www.sec.gov/pdf/cfcr112k.pdf.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Daniel Zimmerman, Staff Attorney, at (202)
551-
3367 or me at (202) 551-3810 with any questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief